UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

ULURU Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90403T209
(CUSIP Number)

Terrance K. Wallberg c/o ULURU Inc. 4452 Beltway Drive Addison, TX 75001 (214) 905-5145
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90403T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
IPMD GmbH
2.	Check the Appropriate Box if a Member of a Group
(a) / / (b) / /
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	/ /
6.	Citizenship or Place of Organization	Austria
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	-0-
8.	Shared Voting Power	8,000,000
9.	Sole Dispositive Power	5,000,000
10.	Shared Dispositive Power	-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	8,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	/ /
13.	Percent of Class Represented by Amount in Row (11)	33.90%
14.	Type of Reporting Person (See Instructions)	CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of ULURU Inc., a Nevada corporation (“ULURU”).

The address of the principal executive offices of ULURU is 4452 Beltway Drive, Addison, Texas 75001.

Item 2.	Identity and Background

(a)           This Schedule 13D is being filed on behalf of IPMD GmbH (“IPMD”), incorporated in Austria.

(b)           The principal executive offices of IPMD are located Schreyvogelgasse 3/5, Vienna, Austria  1010AT.

(c)           The principal business of IPMD is investment and pharmaceutical product licensing and distribution.

(d)(e)           During the last five years, IPMD has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           IPMD is incorporated in Austria.

Item 3.	Source and Amount of Funds or Other Consideration

On December 21, 2012, ULURU entered into a Securities Purchase Agreement (the “Purchase Agreement”) with IPMD relating to an equity investment of $2,000,000 by IPMD for 5,000,000 shares of our Common Stock, par value $0.001 per share (the “Shares”) and warrants to purchase up to 3,000,000 shares of our Common Stock (the “Warrants”).  Under the Purchase Agreement, the purchase and sale of the Shares and Warrants was required to take place at four closings over approximately twelve months.  All of the closings have occurred, with 1,000,000 Shares being purchased for $400,000 on January 3, 2013, 1,250,000 Shares being purchased for $500,000 on May 7, 2013, 750,000 Shares being purchased for $300,000 on September 6, 2013, 750,000 Shares being purchased for $300,000 on October 24, 2013, and 1,250,000 Shares being purchased for $500,000 on January 6, 2014. The source of funds used by IPMD to acquire 5,000,000 shares of Common Stock was $2,000,000 in working capital.

The Warrants have a fixed exercise price of $0.60 per share, became exercisable in tranches on each of the funding dates, and expire on the one-year anniversary of the initial closing.  The Warrants vested with respect to 3,000,000 shares of Common Stock on January 3, 2014 and were exercised on that date pursuant to a Notice of Exercise that provided for the issuance of 750,000 shares of Common Stock on each of January 31, 2014, February 28, 2014, March 31, 2014, and April 30, 2014 in exchange for the payment of $450,000 on each such date.

On January 31, 2014, IPMD entered into an Assignment Agreement (the “Assignment Agreement”) with The Punch Trust (“TPT”) and Michael I. Sacks (“Sacks”) pursuant to which IPMD assigned to TPT and Sacks its rights and interests to purchase up to 3,000,000 shares of Common Stock in ULURU as detailed in the Warrants. Neither TPT nor Sacks paid any monetary consideration to IPMD in connection with the assignments under the Assignment Agreement.

Concurrent with the assignment under the Assignment Agreement described above, IPMD entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with TPT and Sacks pursuant to which the parties agreed to a procedure to determine how to vote with respect to proposals at a meeting of stockholders or pursuant to written consents of stockholders.  The procedure will not apply with respect to IPMD’s rights related to the appointment of at least two directors to the board of ULURU, which will remain at IPMD’s discretion. The parties have also granted rights of first refusal and co-sale rights to each other with respect to their interests in ULURU.  IPMD has also provided TPT and Sacks with the right to purchase IPMD’s interest in ULURU in the event of an IPMD change of control.

As a result of the Stockholders’ Agreement, IPMD, TPT, and Sacks have formed a “group” within the meaning of Section 13d(3) of the Securities Exchange Act of 1934 and may be deemed to beneficially own an aggregate of 8,000,000 shares of Common Stock, representing approximately 33.9% of the issued and outstanding shares of Common Stock (increased to reflect ULURU’s issuance of 3,000,000 new shares of Common Stock to TPT and Sacks).

On January 31, 2014, IPMD, TPT, Sacks, and ULURU entered into an Implementation Agreement (the “Implementation Agreement”) pursuant to which ULURU consented and agreed to the assignment of the Warrants to TPT and Sacks.  ULURU also agreed to issue and facilitate the delivery of the shares of Common Stock under the Warrants to TPT and Sacks upon their payment of the corresponding purchase price due under the Warrants.  Under the terms of the Warrants, Sacks made his first payment of $450,000 on January 31, 2014 and ULURU issued 750,000 shares of Common Stock to him.  Of the 3,000,000 shares of Common Stock issuable under the Warrants, the Implementation Agreement provides for Sacks to acquire 2,000,000 shares (750,000 on each of January 31 and February 28 and 250,000 on each of March 31 and April 30) and TPT to acquire 1,000,000 shares (500,000 on each of March 31 and April 30).

IPMD disclaims any beneficial ownership or pecuniary interest in the shares of Common Stock beneficially owned by TPT or Sacks.  Any information regarding TPT or Sacks described in this Schedule 13D is based on information provided by TPT and Sacks to IPMD.  TPT and Sacks will each file a separate Schedule 13D with respect to their interests.

As a result of the Stockholders’ Agreement, assuming all payments under the Warrants are made and TPT and Sacks acquire the Common Stock issuable pursuant to the Warrants, (i) IPMD may be deemed to share with TPT and Sacks voting power over the 5,000,000 shares of Common Stock directly beneficially owned by IPMD, (ii) IPMD and Sacks may be deemed to share with TPT voting power over the 1,000,000 shares of Common Stock directly beneficially owned by TPT, and (iii) IPMD and TPT may be deemed to share voting power with Sacks over the 2,000,000 shares of Common Stock directly beneficially owned by Sacks.  Accordingly, each of IPMD, TPT, and Sacks may be deemed to have shared voting power over an aggregate of 8,000,000 shares of Common Stock and sole voting power with respect to no shares of Common Stock.

On January 31, 2014, TPT entered into an Equalization Agreement (the “Equalization Agreement”) with Mr. Sacks, IPMD and Melmed Holdings AG (“Melmed”), the controlling shareholder of IPMD.  Pursuant to the Equalization Agreement, TPT and Mr. Sacks are entitled to receive a portion of any payment in excess of a base threshold amount that may accrue to IPMD or its related entities if IPMD (or related entities) and ULURU enter into certain transactions, including ones that constitute a merger, consolidation or amalgamation or transactions with third parties that result in a change of control of IPMD or a transfer of a material portion of IPMD’s economic interests in ULURU.

IPMD has sole dispositive power only with respect to 5,000,000 shares of Common Stock it holds directly, TPT has sole dispositive power only with respect to shares of Common Stock it holds directly (presently assumed to be 1,000,000), and Sacks has sole dispositive power only with respect to shares of Common Stock he holds directly (presently assumed to be 2,000,000).  None of these parties shares any dispositive power with respect to the Common Stock.

Item 4.	Purpose of Transaction

The purpose of the Shares is for investment purposes and to provide funding to ULURU, which manufactures products distributed by affiliates of IPMD under a license from ULURU.

IPMD does not have any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           The responses of IPMD to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  IPMD may be deemed to have beneficial ownership of, in the aggregate, 8,000,000 shares of Common Stock, representing approximately 33.9% of the outstanding Common Stock, based on 20,597,608 shares of Common Stock outstanding as of January 31, 2014 and thereafter increased to reflect ULURU’s issuance of 3,000,000 new shares of Common Stock to TPT and Sacks.

(b)           IPMD has sole dispositive power only with respect to 5,000,000 shares of Common Stock it holds directly, TPT has sole dispositive power only with respect to shares of Common Stock it holds directly (presently assumed to be 1,000,000), and Sacks has sole dispositive power only with respect to shares of Common Stock he holds directly (presently assumed to be 2,000,000).  None of these parties shares any dispositive power with respect to the Common Stock; provided, however, the parties have granted rights of first refusal and co-sale rights to each other with respect to their interests in ULURU, and IPMD has also provided TPT and Sacks with the right to purchase IPMD’s interest in ULURU in the event of an IPMD change of control.  The investment decisions of IPMD are held by an investment committee of four, with such investment decisions being approved by a simple majority vote.

Pursuant to the Stockholders Agreement, IPMD, TPT and Sacks have agreed to a procedure to determine how to vote with respect to proposals at a meeting of stockholders or pursuant to written consents of stockholders.  The procedure will not apply with respect to IPMD’s rights related to the appointment of at least two directors to the board of ULURU, which will remain at IPMD’s discretion.   Accordingly, each of  Sacks, TPT and IPMD may be deemed to have shared voting power over an aggregate of 8,000,000 shares of Common Stock and sole voting power with respect to no shares of Common Stock.

To the knowledge of IPMD, (i) TPT is organized in the British Virgin Islands, and TPT’s address is c/o Clermont Corporate Services Limited, Nerine Chambers, P.O. Box 905,, Road Town, Tortola, British Virgin Islands; (ii) the principal purpose of TPT is to hold assets for the benefit of its beneficiaries; (iii) during the last five years, TPT has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (iv) during the last five years, TPT has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of IPMD, (i) Mr. Sacks’ business address is 11th Floor, Sandton City Office Towers, Sandhurst, Ext 3, Sandton, 2196, South Africa; (ii) the principal occupation of Mr. Sacks is personal investing and Mr. Sacks is self-employed; (iii) during the last five years, Mr. Sacks has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (iv) during the last five years, Mr. Sacks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)           Except as set forth in this Schedule 13D/A and previously reported on Schedule 13D/A, IPMD has not effected any transactions in any shares of Common Stock during the past 60 days, and to the knowledge of IPMD, neither TPT nor Mr. Sacks have effected any transactions in any shares of Common Stock other than as described in Item 3.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 is incorporated herein by this reference.

References to and descriptions of the Assignment Agreement, Implementation Agreement, Stockholders’ Agreement, and Equalization Agreement included in this Schedule 13D/A do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements attached hereto as Exhibits 99.1 - 99.4, and each is incorporated herein by this reference.

Item 7.	Material to Be Filed as Exhibits

99.1	Assignment Agreement, dated as of January 31, 2014, by and among Mr. Sacks, TPT, and IPMD.

99.2	Implementation Agreement, dated as of January 31, 2014, by and among Mr. Sacks, TPT, IPMD, and ULURU.

99.3	Stockholders’ Agreement, dated as of January 31, 2014, by and among Mr. Sacks, TPT, and IPMD.

99.4	Equalization Agreement, dated as of January 31, 2014, by and among Mr. Sacks, TPT, Melmed, and IPMD.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 5, 2014	IPMD GmbH
BY: /s/ Helmut Kerschbaumer
Name: Helmut Kerschbaumer
Its: Chief Executive Officer